MASS MEGAWATTS WIND POWER, INC.
                                11 MAPLE AVENUE
                              Shrewsbury, MA 01545
                     PHONE: 508-751-5432/ FAX: 508-842-1586

June 17,2003

VIA  FAX  202-942-9516
United States Securities and Exchange Commission
Washington  D.C. 20549

Re:   Form  SB-2
      File  No.  333-103369
      Filed  February 21,2003

      Form  SB-2/A
      File  No.  333-103369
      Filed  May 15,2003


Dear  Sir or Madam:

     Please consider this our notification of withdrawal of the above Registration Statement and its related amendments under SEC Rule 477.

Please note:

1. The Registration Statement and its related amendments being withdrawn is as follows:

        Mass Megawatts Wind Power, Inc.
        Registration Statement on Form SB-2
        Filed February 21,2003
        File No.  333-103369

        Mass Megawatts Wind Power, Inc.
        Registration Statement on Form SB-2/A
        Filed May 15,2003
        File No.  333-103369


2.  The reason for the withdrawal is as follows:

    Mass Megawatts Wind Power, Inc desires to complete its engineering, prototype improvements and its production of its larger prototypes in order to complete sales on its new product within the sales delivery time related guidelines. The company may need to raise funds in the near future in order to complete its goals. The SEC registration process of its SB 2 registration statement may be continuing for several months and current rules prohibit the raising of funds during the process. The withdrawal of the SB 2 registration statement allows the Company to accept funding with a private offering.

3. No sale of securities occurred under the Registration Statement and its related amendments being withdrawn.


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4.   Our Company may undertake a subsequent private offering in reliance on Rule
155(c).


Sincerely yours,

/s/  Jonathan Ricker
Jonathan Ricker
President

June 17,2003


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